Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

FOR IMMEDIATE RELEASE

HALLIBURTON ANNOUNCES INTEGRATION LEADERSHIP FOR

BAKER HUGHES ACQUISITION

HOUSTON – Dec. 4, 2014 – Halliburton Company (NYSE: HAL) today announced its Board of Directors has appointed Executive Vice President and Chief Financial Officer Mark McCollum to the new role of Executive Vice President and Chief Integration Officer. In this capacity, he will serve as head of the Joint Integration Team that Halliburton and Baker Hughes Incorporated (NYSE: BHI) are assembling in connection with Halliburton’s pending acquisition of Baker Hughes. Mr. McCollum will continue reporting to Dave Lesar, Chairman and Chief Executive Officer of Halliburton, and will remain a member of the company’s Executive Committee.

Christian Garcia, Senior Vice President and Chief Accounting Officer, will become Senior Vice President of Finance and assume Mr. McCollum’s CFO responsibilities on an interim basis. It is anticipated that Mr. McCollum will resume his CFO duties at the conclusion of the two companies’ integration. Mr. Garcia will report to Mr. Lesar and will join Halliburton’s Executive Committee. Charlie Geer, currently Vice President of Finance, will become Vice President and Corporate Controller and will take over Mr. Garcia’s accounting responsibilities on an interim basis as well. He will continue reporting to Mr. Garcia. The new roles are effective January 1, 2015.

Belgacem Chariag, President of Global Products and Services for Baker Hughes, will serve as lead for Baker Hughes on the Joint Integration Team.

“Establishing a unified integration team under the direction of Mark and Belgacem is an important first step in bringing together the talent and expertise of both companies to make a stronger combined company,” said Mr. Lesar. “We are committed to putting together a detailed and thoughtful integration plan to make the post-closing transition as seamless, efficient and productive as possible.”

On Nov. 17, Halliburton and Baker Hughes jointly announced a definitive agreement under which Halliburton will, subject to the conditions set forth in the agreement, acquire Baker Hughes in a stock and cash transaction.

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With more than 80,000 employees, representing 140 nationalities in over 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir—from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s website at www.halliburton.com. Connect with Halliburton on Facebook, Twitter, LinkedIn, Oilpro, and YouTube.

Forward-Looking Statements

The statements in this press release that are not historical statements, including statements regarding the expected completion of the proposed transaction, integration of the two companies, and the strength of the combined company, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Halliburton’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s and Baker Hughes’ respective reports on Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other U.S. Securities and Exchange Commission (the “SEC”) filings. These filings also discuss some important risk factors that may affect Halliburton’s and Baker Hughes’ respective businesses, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Halliburton and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION

STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Halliburton and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, and its Current Report on Form 8-K filed with the SEC on July 21, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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CONTACTS

For Investors:

Kelly Youngblood

Halliburton, Investor Relations

Investors@Halliburton.com

281-871-2688

For Media:

Emily Mir

Halliburton, Public Relations

PR@Halliburton.com

281-871-2601